N:\shared\legal\lipper\forms\rul18f-1.doc

THIS PAPER DOCUMENT IS BEING SUBMITTED PURSUANT TO RULE 902(g) OF
                         REGULATION S-T.





               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549





                          FORM N-18F-1



         Notification of Election Pursuant to Rule 18f-1
            Under the Investment Company Act of 1940




                     THE LIPPER FUNDS, INC.
                     ----------------------
                    Exact Name of Registrant


                    NOTIFICATION OF ELECTION
                    ------------------------


      The undersigned registered open-end investment company hereby notifies the Securities and Exchange Commission that it elects to commit itself to pay in cash all redemptions by a shareholder of record as provided by Rule 18f-1 under the Investment Company Act of 1940. It is understood that this election is irrevocable while such Rule is in effect unless the Commission by order upon application permits the withdrawal of this Notification of Election.



                            SIGNATURE
                            ---------

      Pursuant to the requirements of Rule 18f-1 under the Investment Company Act of 1940, the registrant has caused this notification of election to be duly executed on its behalf in the city of Boston and the state of Massachusetts on the 28th day of December 1995.





                                   The Lipper Funds, Inc.




                                   By:  /s/  Robert E. O'Hare
                                        ---------------------
                                        Assistant Secretary






Attest:  /s/  Michael Leary
         --------------------
         Assistant Treasurer